SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly

Information - ITR

—

At June 30, 2017 and report on review

of Quarterly Information

(A free translation of the original

in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

26.	Net finance income (expense)	56
27.	Supplemental information on statement of cash flows	56
28.	Segment information	57
29.	Provisions for legal proceedings	60
30.	Collateral for crude oil exploration concession agreements	67
31.	Risk management	67
32.	Fair value of financial assets and liabilities	71
33.	Subsequent events	72
34.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of June 30, 2017	73

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2017, which comprises individual and consolidated balance sheet as of June 30, 2017, and the respective individual and consolidated statements of income and comprehensive income for the three and six month period ended on that date, and changes in shareholders’ equity and cash flows for the six month period ended on that date, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis - Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that: i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission - SEC are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified.

We also draw attention to Note 29.4 of the interim accounting information which describes class actions filed against the Company, for which it is unable to make a reliable estimates of loss.

Our report is not modified as a result of these matters.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended June 30, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding balances related to the prior year audit and corresponding balances to the second quarter review of the prior year

The corresponding balances related to the individual and consolidated balance sheets as of December 31, 2016 were audited by other independent auditors, who issued an unqualified report dated March 21, 2017, and the individual and consolidated interim statements of and the respective statements of income and comprehensive income for the three and six month period ended June 30, 2016, and changes in shareholders’ equity and cash flows for the six month period ended June 30, 2016, that were reviewed by other independent auditors who issued an unqualified report dated August 11, 2016. The corresponding balances related to the individual and consolidated statements of value added for the six-month period ended June 30, 2016 were submitted to the same review procedures by those independent auditors and, based on their review, those independent auditors reported that they were not aware of any fact that would lead them to believe that the statement of value added was not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information taken as a whole.

Rio de Janeiro, August 10, 2017.

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
06/30/2017

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Parent Company Interim Accounting Information / Statement of Financial Position – Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2017	12/31/2016
1	Total Assets	674,942,000	682,088,000
1.01	Current Assets	67,857,000	81,264,000
1.01.01	Cash and Cash Equivalents	1,018,000	6,267,000
1.01.02	Marketable Securities	3,245,000	2,487,000
1.01.03	Trade and Other Receivables	26,038,000	31,073,000
1.01.04	Inventories	22,861,000	23,500,000
1.01.06	Recoverable Taxes	6,085,000	5,850,000
1.01.06.01	Current Recoverable Taxes	6,085,000	5,850,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,043,000	786,000
1.01.06.01.02	Other Recoverable Taxes	5,042,000	5,064,000
1.01.08	Other Current Assets	8,610,000	12,087,000
1.01.08.01	Non-Current Assets Held for Sale	4,458,000	8,260,000
1.01.08.03	Others	4,152,000	3,827,000
1.01.08.03.01	Advances to Suppliers	237,000	361,000
1.01.08.03.02	Others	3,915,000	3,466,000
1.02	Non-Current Assets	607,085,000	600,824,000
1.02.01	Long-Term Receivables	42,508,000	46,098,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	295,000	286,000
1.02.01.03	Trade and Other Receivables	9,456,000	10,262,000
1.02.01.06	Deferred Taxes	9,256,000	14,199,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	−	4,873,000
1.02.01.06.02	Deferred Taxes and Contributions	9,256,000	9,326,000
1.02.01.09	Other Non-Current Assets	23,501,000	21,351,000
1.02.01.09.03	Advances to Suppliers	563,000	510,000
1.02.01.09.04	Judicial Deposits	13,464,000	11,735,000
1.02.01.09.05	Other Long-Term Assets	9,474,000	9,106,000
1.02.02	Investments	132,035,000	121,191,000
1.02.03	Property, Plant and Equipment	423,869,000	424,771,000
1.02.04	Intangible Assets	8,673,000	8,764,000

Parent Company Interim Accounting Information / Statement of Financial Position – Liabilities (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2017	12/31/2016
2	Total Liabilities	674,942,000	682,088,000
2.01	Current Liabilities	103,406,000	113,431,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,389,000	6,158,000
2.01.02	Trade Payables	21,583,000	24,384,000
2.01.03	Taxes Obligations	1,434,000	−
2.01.03.01	Federal Taxes Obligations	1,434,000	−
2.01.03.01.01	Income Tax and Social Contribution Payable	1,434,000	−
2.01.04	Current Debt and Finance Lease Obligations	58,281,000	63,149,000
2.01.04.01	Current Debt	57,167,000	62,058,000
2.01.04.03	Finance Lease Obligations	1,114,000	1,091,000
2.01.05	Other Liabilities	15,001,000	17,037,000
2.01.05.02	Others	15,001,000	17,037,000
2.01.05.02.04	Other Taxes and Contributions	9,437,000	11,219,000
2.01.05.02.05	Other Accounts Payable	5,564,000	5,818,000
2.01.06	Provisions	2,526,000	2,533,000
2.01.06.02	Other Provisions	2,526,000	2,533,000
2.01.06.02.04	Pension and Medical Benefits	2,526,000	2,533,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	192,000	170,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	192,000	170,000
2.02	Non-Current Liabilities	312,901,000	318,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	196,968,000	211,396,000
2.02.01.01	Non-Current Debt	192,208,000	206,421,000
2.02.01.03	Finance Lease Obligations	4,760,000	4,975,000
2.02.02	Other Liabilities	2,922,000	−
2.02.02.02	Others	2,922,000	−
2.02.02.02.03	Income Tax and Social Contribution	2,922,000	−
2.02.03	Deferred Taxes	2,720,000	−
2.02.03.01	Deferred Income Tax and Social Contribution	2,720,000
2.02.04	Provisions	110,291,000	107,031,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	8,469,000	8,391,000
2.02.04.02	Other Provisions	101,822,000	98,640,000
2.02.04.02.04	Pension and Medical Benefits	67,607,000	64,903,000
2.02.04.02.05	Provision for Decommissioning Costs	32,793,000	32,615,000
2.02.04.02.06	Other Provisions	1,422,000	1,122,000
2.03	Shareholders' Equity	258,635,000	250,230,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,262,000	1,251,000
2.03.04	Profit Reserves	77,584,000	77,584,000
2.03.05	Retained Earnings/Losses	4,770,000	−
2.03.08	Other Comprehensive Income	(30,413,000)	(34,037,000)

Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2017 to 06/30/2017	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Same Quarter of the Previous Year 04/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
3.01	Sales Revenues	55,463,000	109,559,000	55,458,000	110,708,000
3.02	Cost of Sales	(38,387,000)	(74,018,000)	(38,660,000)	(78,178,000)
3.03	Gross Profit	17,076,000	35,541,000	16,798,000	32,530,000
3.04	Operating Expenses / Income	(4,339,000)	(11,356,000)	(9,983,000)	(20,642,000)
3.04.01	Selling Expenses	(4,595,000)	(8,828,000)	(4,401,000)	(8,385,000)
3.04.02	General and Administrative Expenses	(1,555,000)	(3,133,000)	(2,030,000)	(3,858,000)
3.04.05	Other Operating Expenses	762,000	(3,101,000)	(7,881,000)	(13,729,000)
3.04.05.01	Other Taxes	(2,441,000)	(2,610,000)	(85,000)	(322,000)
3.04.05.02	Research and Development Expenses	(548,000)	(885,000)	(507,000)	(1,009,000)
3.04.05.03	Exploration Costs	(585,000)	(888,000)	(1,553,000)	(2,687,000)
3.04.05.05	Other Operating Expenses, Net	4,336,000	1,282,000	(5,736,000)	(9,711,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,049,000	3,706,000	4,329,000	5,330,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	12,737,000	24,185,000	6,815,000	11,888,000
3.06	Finance Income (Expenses), Net	(5,698,000)	(11,186,000)	(7,334,000)	(14,121,000)
3.06.01	Finance Income	677,000	1,370,000	543,000	1,141,000
3.06.01.01	Finance Income	677,000	1,370,000	543,000	1,141,000
3.06.02	Finance Expenses	(6,375,000)	(12,556,000)	(7,877,000)	(15,262,000)
3.06.02.01	Finance Expenses	(5,316,000)	(9,420,000)	(5,217,000)	(9,908,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,059,000)	(3,136,000)	(2,660,000)	(5,354,000)
3.07	Net Income Before Income Taxes	7,039,000	12,999,000	(519,000)	(2,233,000)
3.08	Income Tax and Social Contribution	(6,723,000)	(8,234,000)	889,000	1,357,000
3.08.01	Current	(1,909,000)	(1,909,000)		-
3.08.02	Deferred	(4,814,000)	(6,325,000)	889,000	1,357,000
3.09	Net Income from Continuing Operations	316,000	4,765,000	370,000	(876,000)
3.11	Income / Loss for the Period	316,000	4,765,000	370,000	(876,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.02400	0.37000	0.03000	(0.07000)
3.99.01.02	Preferred	0.02400	0.37000	0.03000	(0.07000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.02400	0.37000	0.03000	(0.07000)
3.99.02.02	Preferred	0.02400	0.37000	0.03000	(0.07000)

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2017 to 06/30/2017	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Same Quarter of the Previous Year 04/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
4.01	Net Income for the Period	316,000	4,765,000	370,000	(876,000)
4.02	Other Comprehensive Income	487,000	3,629,000	8,359,000	17,524,000
4.02.03	Cumulative Translation Adjustments	4,046,000	1,575,000	(8,038,000)	(16,064,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(7,691,000)	(2,428,000)	19,300,000	39,156,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	1,870,000	3,834,000	2,285,000	4,924,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,980,000	(478,000)	(7,339,000)	(14,987,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	282,000	1,126,000	2,151,000	4,495,000
4.03	Total Comprehensive Income for the Period	803,000	8,394,000	8,729,000	16,648,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
6.01	Net cash provided by operating activities	13,427,000	15,329,000
6.01.01	Cash provided by operating activities	33,552,000	33,633,000
6.01.01.01	Net Income (loss) for the period	4,765,000	(876,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	3,996,000	3,704,000
6.01.01.03	Results in equity-accounted investments	(3,706,000)	(5,330,000)
6.01.01.04	Depreciation, depletion and amortization	16,180,000	18,657,000
6.01.01.05	Impairment of assets (reversal)	91,000	1,465,000
6.01.01.06	Exploratory expenditures write-offs	324,000	1,765,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(5,633,000)	217,000
6.01.01.08	Foreign exchange, indexation and finance charges	10,453,000	13,572,000
6.01.01.09	Deferred income taxes, net	6,325,000	(1,357,000)
6.01.01.10	Allowance (reversals) for impairment of trade and others receivables	276,000	681,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,179,000	1,135,000
6.01.01.14	Gain on remeasurement of investment retained with loss of control	(698,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(20,125,000)	(18,304,000)
6.01.02.01	Trade and other receivables, net	(14,497,000)	(4,699,000)
6.01.02.02	Inventories	639,000	(288,000)
6.01.02.03	Judicial deposits	(1,729,000)	(1,206,000)
6.01.02.04	Other assets	(858,000)	(2,624,000)
6.01.02.05	Trade payables	(2,981,000)	(6,099,000)
6.01.02.06	Other taxes payable	3,304,000	(2,176,000)
6.01.02.07	Pension and medical benefits	(1,298,000)	(1,147,000)
6.01.02.08	Income tax and social contribution paid	(77,000)	−
6.01.02.09	Other liabilities	(2,628,000)	(65,000)
6.02	Net cash used in investing activities	(3,320,000)	(12,303,000)
6.02.01	Capital expenditures	(14,017,000)	(17,159,000)
6.02.02	Increase in investments in investees	(2,694,000)	(2,082,000)
6.02.03	Proceeds from disposal of assets - Divestment	7,854,000	−
6.02.04	Divestment (investment) in marketable securities	2,161,000	5,514,000
6.02.05	Dividends received	3,376,000	1,424,000
6.03	Net cash used in financing activities	(15,356,000)	(13,256,000)
6.03.02	Proceeds from financing	41,390,000	33,364,000
6.03.03	Repayment of principal	(46,692,000)	(42,664,000)
6.03.04	Repayment of interest	(10,654,000)	(3,956,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(5,249,000)	(10,230,000)
6.05.01	Cash and cash equivalents at the beginning of the year	6,267,000	16,553,000
6.05.02	Cash and cash equivalents at the end of the period	1,018,000	6,323,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity – 01/01/2017 to 06/30/2017 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	11,000	−	5,000	(5,000)	11,000
5.04.08	Change in Interest in Subsidiaries	−	11,000	−	−	−	11,000
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,765,000	3,629,000	8,394,000
5.05.01	Net Income for the Period	−	−	−	4,765,000	−	4,765,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,629,000	3,629,000
5.07	Balance at the End of the Period	205,432,000	1,262,000	77,584,000	4,770,000	(30,413,000)	258,635,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity – 01/01/2016 to 06/30/2016 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	−	16,000	−	7,000	(7,000)	16,000
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	(876,000)	17,524,000	16,648,000
5.05.01	Net Income for the Period	−	−	−	(876,000)	−	(876,000)
5.05.02	Other Comprehensive Income	−	−	−	−	17,524,000	17,524,000
5.07	Balance at the End of the Period	205,432,000	253,000	92,396,000	(869,000)	(25,817,000)	271,395,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
7.01	Sales Revenues	170,174,000	169,783,000
7.01.01	Sales of Goods and Services	143,616,000	148,129,000
7.01.02	Other Revenues	10,752,000	3,714,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	16,082,000	18,621,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(276,000)	(681,000)
7.02	Inputs Acquired from Third Parties	(57,494,000)	(62,915,000)
7.02.01	Cost of Sales	(19,272,000)	(23,676,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(28,723,000)	(28,754,000)
7.02.03	Impairment Charges / Reversals of Assets	(91,000)	(1,465,000)
7.02.04	Others	(9,408,000)	(9,020,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,408,000)	(9,020,000)
7.03	Gross Added Value	112,680,000	106,868,000
7.04	Retentions	(16,180,000)	(18,657,000)
7.04.01	Depreciation, Amortization and Depletion	(16,180,000)	(18,657,000)
7.05	Net Added Value Produced	96,500,000	88,211,000
7.06	Transferred Added Value	5,536,000	5,332,000
7.06.01	Share of Profit of Equity-Accounted Investments	3,706,000	5,330,000
7.06.02	Finance Income	1,371,000	(433,000)
7.06.03	Others	459,000	435,000
7.07	Total Added Value to be Distributed	102,036,000	93,543,000
7.08	Distribution of Added Value	102,036,000	93,543,000
7.08.01	Employee Compensation	11,666,000	13,547,000
7.08.01.01	Salaries	6,742,000	7,153,000
7.08.01.02	Fringe Benefits	4,365,000	5,813,000
7.08.01.03	Unemployment Benefits (FGTS)	559,000	581,000
7.08.02	Taxes and Contributions	46,106,000	36,440,000
7.08.02.01	Federal	32,702,000	19,933,000
7.08.02.02	State	13,292,000	16,313,000
7.08.02.03	Municipal	112,000	194,000
7.08.03	Return on Third-Party Capital	39,499,000	44,432,000
7.08.03.01	Interest	14,823,000	15,899,000
7.08.03.02	Rental Expenses	24,676,000	28,533,000
7.08.04	Return on Shareholders' Equity	4,765,000	(876,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	4,765,000	(876,000)

Consolidated Interim Accounting Information / Statement of Financial Position – Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2017	12/31/2016
1	Total Assets	808,054,000	804,945,000
1.01	Current Assets	142,435,000	145,907,000
1.01.01	Cash and Cash Equivalents	77,970,000	69,108,000
1.01.02	Marketable Securities	3,317,000	2,556,000
1.01.03	Trade and Other Receivables	14,477,000	15,543,000
1.01.04	Inventories	26,621,000	27,622,000
1.01.06	Recoverable Taxes	8,361,000	8,153,000
1.01.06.01	Current Recoverable Taxes	8,361,000	8,153,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,213,000	1,961,000
1.01.06.01.02	Other Recoverable Taxes	6,148,000	6,192,000
1.01.08	Other Current Assets	11,689,000	22,925,000
1.01.08.01	Non-Current Assets Held for Sale	6,771,000	18,669,000
1.01.08.03	Others	4,918,000	4,256,000
1.01.08.03.01	Advances to Suppliers	388,000	540,000
1.01.08.03.02	Others	4,530,000	3,716,000
1.02	Non-Current Assets	665,619,000	659,038,000
1.02.01	Long-Term Receivables	67,520,000	66,551,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	715,000	293,000
1.02.01.03	Trade and Other Receivables	17,424,000	14,832,000
1.02.01.06	Deferred Taxes	20,034,000	24,274,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	9,853,000	14,038,000
1.02.01.06.02	Deferred Taxes and Contributions	10,181,000	10,236,000
1.02.01.09	Other Non-Current Assets	29,347,000	27,152,000
1.02.01.09.03	Advances to Suppliers	3,791,000	3,742,000
1.02.01.09.04	Judicial Deposits	14,782,000	13,032,000
1.02.01.09.05	Other Long-Term Assets	10,774,000	10,378,000
1.02.02	Investments	12,307,000	9,948,000
1.02.03	Property, Plant and Equipment	575,242,000	571,876,000
1.02.04	Intangible Assets	10,550,000	10,663,000

Consolidated Interim Accounting Information / Statement of Financial Position – Liabilities (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2017	12/31/2016
2	Total Liabilities	808,054,000	804,945,000
2.01	Current Liabilities	69,968,000	81,167,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,217,000	7,159,000
2.01.02	Trade Payables	17,001,000	18,781,000
2.01.03	Taxes Obligations	2,162,000	412,000
2.01.03.01	Federal Taxes Obligations	2,162,000	412,000
2.01.03.01.01	Income Tax and Social Contribution Payable	2,162,000	412,000
2.01.04	Current Debt and Finance Lease Obligations	25,985,000	31,855,000
2.01.04.01	Current Debt	25,912,000	31,796,000
2.01.04.03	Finance Lease Obligations	73,000	59,000
2.01.05	Other Liabilities	16,237,000	18,683,000
2.01.05.02	Others	16,237,000	18,683,000
2.01.05.02.04	Other Taxes and Contributions	9,925,000	11,826,000
2.01.05.02.05	Other Accounts Payable	6,312,000	6,857,000
2.01.06	Provisions	2,665,000	2,672,000
2.01.06.02	Other Provisions	2,665,000	2,672,000
2.01.06.02.04	Pension and Medical Benefits	2,665,000	2,672,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	701,000	1,605,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	701,000	1,605,000
2.02	Non-Current Liabilities	476,942,000	471,035,000
2.02.01	Non-Current Debt and Finance Lease Obligations	350,602,000	353,929,000
2.02.01.01	Non-Current Debt	349,884,000	353,193,000
2.02.01.03	Finance Lease Obligations	718,000	736,000
2.02.02	Other Liabilities	2,922,000	−
2.02.02.02	Others	2,922,000	−
2.02.02.02.03	Income Tax and Social Contribution	2,922,000	−
2.02.03	Deferred Taxes	3,526,000	856,000
2.02.03.01	Deferred Income Tax and Social Contribution	3,526,000	856,000
2.02.04	Provisions	119,892,000	116,250,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,215,000	11,052,000
2.02.04.02	Other Provisions	108,677,000	105,198,000
2.02.04.02.04	Pension and Medical Benefits	72,988,000	69,996,000
2.02.04.02.05	Provision for Decommissioning Costs	33,674,000	33,412,000
2.02.04.02.06	Other Provisions	2,015,000	1,790,000
2.03	Shareholders' Equity	261,144,000	252,743,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,046,000	1,035,000
2.03.04	Profit Reserves	77,800,000	77,800,000
2.03.05	Retained Earnings/Losses	4,770,000
2.03.08	Other Comprehensive Income	(30,413,000)	(34,037,000)
2.03.09	Non-Controlling Interests	2,509,000	2,513,000

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2017 to 06/30/2017	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Same Quarter of the Previous Year 04/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
3.01	Sales Revenues	66,996,000	135,361,000	71,320,000	141,657,000
3.02	Cost of Sales	(45,627,000)	(90,206,000)	(48,499,000)	(97,828,000)
3.03	Gross Profit	21,369,000	45,155,000	22,821,000	43,829,000
3.04	Operating Expenses / Income	(5,764,000)	(14,668,000)	(15,239,000)	(27,711,000)
3.04.01	Selling Expenses	(3,889,000)	(6,279,000)	(3,690,000)	(7,441,000)
3.04.02	General and Administrative Expenses	(2,221,000)	(4,528,000)	(2,844,000)	(5,496,000)
3.04.05	Other Operating Expenses	(269,000)	(5,088,000)	(9,103,000)	(15,560,000)
3.04.05.01	Other Taxes	(3,069,000)	(3,360,000)	(446,000)	(988,000)
3.04.05.02	Research and Development Expenses	(549,000)	(886,000)	(507,000)	(1,010,000)
3.04.05.03	Exploration Costs	(603,000)	(899,000)	(1,641,000)	(2,788,000)
3.04.05.05	Other Operating Expenses, Net	3,952,000	57,000	(6,509,000)	(10,774,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	615,000	1,227,000	398,000	786,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	15,605,000	30,487,000	7,582,000	16,118,000
3.06	Finance Income (Expenses), Net	(8,835,000)	(16,590,000)	(6,061,000)	(14,754,000)
3.06.01	Finance Income	1,051,000	1,984,000	764,000	1,650,000
3.06.01.01	Finance Income	1,051,000	1,984,000	764,000	1,650,000
3.06.02	Finance Expenses	(9,886,000)	(18,574,000)	(6,825,000)	(16,404,000)
3.06.02.01	Finance Expenses	(6,868,000)	(12,813,000)	(6,138,000)	(12,284,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(3,018,000)	(5,761,000)	(687,000)	(4,120,000)
3.07	Net Income Before Income Taxes	6,770,000	13,897,000	1,521,000	1,364,000
3.08	Income Tax and Social Contribution	(6,478,000)	(8,798,000)	(622,000)	(846,000)
3.08.01	Current	(2,573,000)	(3,399,000)	(1,911,000)	(3,548,000)
3.08.02	Deferred	(3,905,000)	(5,399,000)	1,289,000	2,702,000
3.09	Net Income from Continuing Operations	292,000	5,099,000	899,000	518,000
3.11	Income / Loss for the Period	292,000	5,099,000	899,000	518,000
3.11.01	Attributable to Shareholders of Petrobras	316,000	4,765,000	370,000	(876,000)
3.11.02	Attributable to Non-Controlling Interests	(24,000)	334,000	529,000	1,394,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.02400	0.37000	0.03000	(0.07000)
3.99.01.02	Preferred	0.02400	0.37000	0.03000	(0.07000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.02400	0.37000	0.03000	(0.07000)
3.99.02.02	Preferred	0.02400	0.37000	0.03000	(0.07000)

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2017 to 06/30/2017	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Same Quarter of the Previous Year 04/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
4.01	Consolidated Net Income for the Period	292,000	5,099,000	899,000	518,000
4.02	Other Comprehensive Income	543,000	3,640,000	8,057,000	16,771,000
4.02.03	Cumulative Translation Adjustments	4,102,000	1,586,000	(8,340,000)	(16,817,000)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	(2,000)	(42,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(7,742,000)	(2,281,000)	21,474,000	43,487,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	2,371,000	4,806,000	2,497,000	5,397,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,825,000	(859,000)	(8,148,000)	(16,618,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(11,000)	430,000	574,000	1,322,000
4.03	Total Consolidated Comprehensive Income for the Period	835,000	8,739,000	8,956,000	17,289,000
4.03.01	Attributable to Shareholders of Petrobras	803,000	8,394,000	8,729,000	16,648,000
4.03.02	Attributable to Non-controlling Interests	32,000	345,000	227,000	641,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
6.01	Net cash provided by operating activities	42,878,000	39,415,000
6.01.01	Cash provided by operating activities	48,175,000	47,402,000
6.01.01.01	Net Income (loss) for the period	5,099,000	518,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,352,000	4,023,000
6.01.01.03	Results in equity-accounted investments	(1,227,000)	(786,000)
6.01.01.04	Depreciation, depletion and amortization	21,148,000	24,598,000
6.01.01.05	Impairment of assets (reversal)	207,000	1,478,000
6.01.01.06	Exploratory expenditures write-offs	324,000	1,810,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(5,685,000)	235,000
6.01.01.08	Foreign exchange, indexation and finance charges	16,153,000	14,596,000
6.01.01.09	Deferred income taxes, Net	5,399,000	(2,702,000)
6.01.01.10	Allowance (reversals) for impairment of trade and others receivables	1,458,000	1,237,000
6.01.01.11	Inventory write-down to net realizable value	249,000	1,250,000
6.01.01.12	Reclassification of cumulative translation adjustment	185,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,211,000	1,145,000
6.01.01.14	Gain on remeasurement of investment retained with loss of control	(698,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(5,297,000)	(7,987,000)
6.01.02.01	Trade and other receivables, net	383,000	2,984,000
6.01.02.02	Inventories	823,000	(2,141,000)
6.01.02.03	Judicial deposits	(1,608,000)	(1,284,000)
6.01.02.04	Other assets	(1,053,000)	(1,468,000)
6.01.02.05	Trade payables	(2,381,000)	(4,971,000)
6.01.02.06	Other taxes payable	3,904,000	(181,000)
6.01.02.07	Pension and medical benefits	(1,364,000)	(1,230,000)
6.01.02.08	Income tax and social contribution paid	(626,000)	(579,000)
6.01.02.09	Other liabilities	(3,375,000)	883,000
6.02	Net cash used in investing activities	(11,311,000)	(25,277,000)
6.02.01	Capital expenditures	(20,681,000)	(26,519,000)
6.02.02	Decrease in investments in investees	(50,000)	(316,000)
6.02.03	Proceeds from disposal of assets - Divestment	9,455,000	14,000
6.02.04	Divestment (investment) in marketable securities	(610,000)	788,000
6.02.05	Dividends received	575,000	756,000
6.03	Net cash used in financing activities	(24,039,000)	(37,075,000)
6.03.01	Non-controlling Interest	(142,000)	189,000
6.03.02	Proceeds from financing	43,988,000	32,679,000
6.03.03	Repayment of principal	(55,345,000)	(56,188,000)
6.03.04	Repayment of Interest	(12,130,000)	(13,590,000)
6.03.06	Dividends paid to non-controlling interests	(410,000)	(165,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	1,334,000	(11,968,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	8,862,000	(34,905,000)
6.05.01	Cash and cash equivalents at the beginning of the year	69,108,000	97,845,000
6.05.02	Cash and cash equivalents at the end of the period	77,970,000	62,940,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity – 01/01/2017 to 06/30/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	11,000	−	5,000	(5,000)	11,000	(349,000)	(338,000)
5.04.06	Dividends						−	(207,000)	(207,000)
5.04.08	Change in Interest in Subsidiaries		11,000				11,000	(142,000)	(131,000)
5.04.09	Realization of the Deemed Cost				5,000	(5,000)	−		−
5.05	Total of Comprehensive Income	−	−	−	4,765,000	3,629,000	8,394,000	345,000	8,739,000
5.05.01	Net Income for the Period				4,765,000	−	4,765,000	334,000	5,099,000
5.05.02	Other Comprehensive Income					3,629,000	3,629,000	11,000	3,640,000
5.07	Balance at the End of the Period	205,432,000	1,262,000	77,584,000	4,770,000	(30,413,000)	258,635,000	2,509,000	261,144,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity – 01/01/2016 to 06/30/2016 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	−	16,000	−	7,000	(7,000)	16,000	57,000	73,000
5.04.06	Dividends	−	−	−	−	−	−	(92,000)	(92,000)
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000	149,000	165,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(876,000)	17,524,000	16,648,000	641,000	17,289,000
5.05.01	Net Income for the Period	−	−	−	(876,000)	−	(876,000)	1,394,000	518,000
5.05.02	Other Comprehensive Income	−	−	−	−	17,524,000	17,524,000	(753,000)	16,771,000
5.07	Balance at the End of the Period	205,432,000	37,000	92,612,000	(869,000)	(25,817,000)	271,395,000	3,897,000	275,292,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2016 to 06/30/2016
7.01	Sales Revenues	198,822,000	209,743,000
7.01.01	Sales of Goods and Services	170,758,000	180,306,000
7.01.02	Other Revenues	12,102,000	5,035,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	17,420,000	25,639,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(1,458,000)	(1,237,000)
7.02	Inputs Acquired from Third Parties	(68,311,000)	(83,277,000)
7.02.01	Cost of Sales	(28,077,000)	(35,336,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(29,580,000)	(35,368,000)
7.02.03	Impairment Charges / Reversals of Assets	(207,000)	(1,478,000)
7.02.04	Others	(10,447,000)	(11,095,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(10,198,000)	(9,845,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(249,000)	(1,250,000)
7.03	Gross Added Value	130,511,000	126,466,000
7.04	Retentions	(21,148,000)	(24,598,000)
7.04.01	Depreciation, Amortization and Depletion	(21,148,000)	(24,598,000)
7.05	Net Added Value Produced	109,363,000	101,868,000
7.06	Transferred Added Value	3,477,000	2,628,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,227,000	786,000
7.06.02	Finance Income	1,984,000	1,650,000
7.06.03	Others	266,000	192,000
7.07	Total Added Value to be Distributed	112,840,000	104,496,000
7.08	Distribution of Added Value	112,840,000	104,496,000
7.08.01	Employee Compensation	14,366,000	16,361,000
7.08.01.01	Salaries	8,834,000	9,362,000
7.08.01.02	Fringe Benefits	4,893,000	6,343,000
7.08.01.03	Unemployment Benefits (FGTS)	639,000	656,000
7.08.02	Taxes and Contributions	58,219,000	52,746,000
7.08.02.01	Federal	35,835,000	26,914,000
7.08.02.02	State	22,087,000	25,430,000
7.08.02.03	Municipal	297,000	402,000
7.08.03	Return on Third-Party Capital	35,156,000	34,871,000
7.08.03.01	Interest	21,654,000	19,344,000
7.08.03.02	Rental Expenses	13,502,000	15,527,000
7.08.04	Return on Shareholders' Equity	5,099,000	518,000
7.08.04.03	Retained Earnings / (Losses) for the Period	4,765,000	(876,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	334,000	1,394,000

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of presentation of interim financial information

This consolidated interim financial information has been prepared and presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

This parent company interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

The Company’s Board of Directors in a meeting held on August 10, 2017 authorized the issuance of these consolidated interim financial information.

2.1.Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its financial statements for the period ended June 30, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) investigation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income and expenses when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

In addition to the total funds returned through December 31, 2016, amounting to R$ 661 (R$ 432 in 2016 and R$ 229 in 2015), in the second quarter of 2017, the Company recognized R$ 89 as other income and expenses with respect to compensation for damages resulted from a new leniency agreement, of which R$ 8 were already received and the remaining R$ 81 were recognized as account receivable. In July 2017, the Company also received R$ 46 from another new leniency agreement, which will be included in the income statement for the third quarter of 2017.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 37 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

4.	Basis of consolidation

The consolidated interim accounting information includes the interim information of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended June 30, 2017 when compared to December 31, 2016, except for the disposal of the subsidiary Nova Transportadora do Sudeste - NTS, on April 4, 2017, as set out in note 9.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and the functional currency, the real. For more information, see note 31.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

On March 7, 2017, the Company received a formal notice from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requesting that the Company restate its annual and interim financial statements since the second quarter of 2013. This notice requested that the Company restate the effects of the hedge accounting policy application relating to the cash flow hedge involving the Company’s future exports. The Company appealed the CVM decision and reaffirmed its view that its accounting policy has been correctly applied.

In July 2017, the CVM’s collegiate body accepted the Company’s appeal and dismissed the formal notice, which reinforced the correct application of the accounting policy by the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	06.30.2017	12.31.2016
Cash at bank and in hand	1,679	1,926
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,003	3,845
Other investment funds	95	427
	2,098	4,272
- Abroad
Time deposits	13,475	10,053
Automatic investing accounts and interest checking accounts	38,569	31,875
U.S. Treasury bills	18,681	17,004
Other financial investments	3,468	3,978
	74,193	62,910
Total short-term financial investments	76,291	67,182
Total cash and cash equivalents	77,970	69,108

Short-term financial investments in Brazil comprise investments in funds holding Brazilian Federal Government Bonds that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bills.

Marketable securities

	Consolidated
	06.30.2017	12.31.2016
Trading securities	3,317	2,556
Available-for-sale securities	413	1
Held-to-maturity securities	302	292
Total	4,032	2,849
Current	3,317	2,556
Non-current	715	293

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-for sale securities refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million shares) as consideration for PBIO’s shares in Nova Fronteira. For further information on this transaction see note 9.2.

7.	Trade and other receivables

7.1.Trade and other receivables, net

	Consolidated
	06.30.2017	12.31.2016
Third parties	19,590	19,972
Related parties
Investees (note 18.7)	2,074	1,809
Receivables from the electricity sector (note 7.4) (*)	16,515	16,042
Petroleum and alcohol accounts - receivables from Brazilian Government	828	875
Finance lease receivables	1,864	3,986
Receivables from divestments (note 9.1)	2,837	−
Other receivables	7,396	5,373
	51,104	48,057
Allowance for impairment of trade and other receivables	(19,203)	(17,682)
Total	31,901	30,375
Current	14,477	15,543
Non-current	17,424	14,832
(*) Includes the amount of R$ 778 at June 30, 2017 (R$ 817 at December 31, 2016) regarding finance lease receivable from AME.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.2.Trade receivables overdue - Third parties

	Consolidated
	06.30.2017	12.31.2016
Up to 3 months	2,732	1,313
From 3 to 6 months	209	218
From 6 to 12 months	298	1,339
More than 12 months	9,813	8,637
Total	13,052	11,507

7.3.Changes in the allowance for impairment of trade and other receivables

	Consolidated
	06.30.2017	12.31.2016
Opening balance	17,682	14,274
Additions (*)	1,734	4,532
Write-offs	(2)	(28)
Reversals	(276)	(595)
Cumulative translation adjustment	65	(501)
Closing balance	19,203	17,682
Current	6,716	6,551
Non-current	12,487	11,131

(*) In 2017, additions include R$ 818 from the finance lease agreement termination relating to the Vitória 10,000 drilling rig. In 2016, additions include: R$ 1,242 from electricity sector and R$ 2,045 from losses on advances to suppliers, as well as assumed debt and termination costs relating to the agreement with the Ecovix shipyard.

7.3.1.Allowance for impairment of receivable relating to the Vitória 10,000 drilling rig

On May, 22 2017, the Company terminated a finance lease agreement relating to the Vitória 10,000 drilling rig, owned by the indirect wholly-owned subsidiary Drill Ship International BV – DSI BV and leased to the Deep Black Drilling LLP – DBD, an entity from Schahin group. On July 19, 2017, a court ruling confirmed this contract termination and, shortly after, Schahin filed a request to suspend its effects, which was not granted by the court on July 28, 2017.

As a result of the finance lease agreement termination, the Company wrote-down R$ 818 as other income and expenses, made up of the difference between the carrying amount of the finance lease receivable and the value in use of the drilling rig based on the cash flows projected to arise from its commitment to certain Petrobras Group projects.

The Company has taken the measures to reestablish the occupancy of this drilling rig since August 9, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

							Consolidated
	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Allowance for impairment, net of reversals	Inflation indexation	As of 06.30.2017
Related parties (Eletrobras Group)
AME(**)	8,065	638	(1,156)	451	(171)	501	8,328
Ceron(***)	1,201	−	(33)	−	−	67	1,235
Others	313	62	(80)	−	1	23	319
Subtotal	9,579	700	(1,269)	451	(170)	591	9,882
Third parties
Cigás	468	1,210	(771)	(451)	−	16	472
Celpa (****)		142	(240)	−	98	−	−
Others	15	243	(239)	−	−	−	19
Subtotal	483	1,595	(1,250)	(451)	98	16	491
Trade receivables, net	10,062	2,295	(2,519)	−	(72)	607	10,373

Trade receivables - Eletrobras Group	16,042	700	(1,269)	451		591	16,515
(-) Allowance for impairment	(6,463)				(170)		(6,633)
Subtotal	9,579	700	(1,269)	451	(170)	591	9,882
Trade receivables - Third parties	1,683	1,595	(1,250)	(451)		16	1,593
(-) Allowance for impairment	(1,200)				98		(1,102)
Subtotal	483	1,595	(1,250)	(451)	98	16	491
Trade receivables - Total	17,725	2,295	(2,519)	−	−	607	18,108
(-) Allowance for impairment	(7,663)	−	−	−	(72)	−	(7,735)
Trade receivables, net	10,062	2,295	(2,519)	−	(72)	607	10,373

(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.

(**) Amazonas Distribuidora de Energia

(***) Centrais Elétricas de Rondônia

(****) Centrais Elétricas do Pará

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized by payables from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE) to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015.

The contractual amortization clauses in the debt acknowledgement agreement establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than inflation indexation on debt acknowledgement agreements. Despite some periodic delays, these payments have continued.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2016, the Company recognized R$ 1,242 as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized outstanding receivables.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;
•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);
•	suspension of fuel oil supply on credit, except when legally enforced;
•	the wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank records;
•

Petrobras parent company registered AME as a delinquent company in ANEEL records from April 2016 to May 2017. Since May 2017, ANEEL canceled this registration alleging fuel purchases are non intra sector debt. The Company has appealed the ANEEL decision.

In the first half of 2017, the Company accounted for allowances for impairment of trade receivables, net of reversals, totaling R$ 72 (R$ 946 in the same period of 2016) primarily due to unsecure overdue receivables related to supplies of fuel oil and natural gas, partially offset by overdue receivables paid by CELPA - Centrais Elétricas do Pará.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.	Inventories
		Consolidated
	06.30.2017	12.31.2016
Crude oil	10,325	11,485
Oil products	8,632	8,634
Intermediate products	2,300	2,281
Natural gas and LNG (*)	485	435
Biofuels	486	686
Fertilizers	181	85
Total products	22,409	23,606
Materials, supplies and others	4,250	4,053
Total	26,659	27,659
Current	26,621	27,622
Non-current	38	37
(*) LNG - Liquid Natural Gas

The amount of inventories is presented net of R$ 86 reducing inventories to net realizable value (R$ 92 as of December 31, 2016), primarily due to changes in international prices of crude oil and oil products. In the six-month period ended June 30, 2017, the Company recognized as cost of sales R$ 249 reducing inventories to net realizable value, net of reversals (R$ 1,250 in the same period of 2016).

A portion of the crude oil and/or oil products volume have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,906 (R$ 6,449 as of December 31, 2016), as set out in note 21.

9.	Disposal of Assets and other changes in organizational structure

9.1.Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), a group entity from the distribution business segment, held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470 million, of which US$ 90 million were received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 million were paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of R$ 2 as other income and expenses, in the first quarter of 2017, taking into account the impairment of R$ 266 at December 31, 2016.

In addition, a R$ 248 loss was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S. Dollar from the time of the acquisition of this investment to its disposal (see note 22.2).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste – NTS, a group entity from the gas and power business segment,  the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

•

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of R$ 2.31 billion, based on an independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase required the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

•

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (R$ 2.6 billion) and transfer of all of its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to the Permissions of Provisional Operation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by the ANP.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion relates to the sale of shares, US$ 100 million relates to an escrow account pledged as collateral for charges associated with the repair of pipelines, and US$ 1.64 billion relates to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850 million, also relating to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

In the second quarter of 2017, the Company recognized a gain on this transaction in the amount of R$ 6,977 accounted for as other income and expenses, which includes a R$ 698 gain on remeasurement of retained interests. This amount is subject to price adjustments according to the purchase and sale agreement.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO), from the biofuels business segment, disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203 million, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to R$ 578 was accounted for.

Additionally, a gain of R$ 132 was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 22.2). This gain was partially offset by a R$ 69 loss also recycled from shareholders’ equity to other income and expenses, reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. The amount of this transaction is indexed to the CDI rate (Brazilian interbank interest rate), from the signing to the closing date, and remains subject to adjustments based on Liquigás’ working capital changes, net debt and market value of its inventories, from December 31, 2015 to the transaction closing.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2.7 billion.

According to an official statement released by the general superintendency of the Brazilian Antitrust Regulator (CADE) on June 30, 2017, additional diligences will be performed by the CADE in order to conclude on market concentration aspects of this sale.

At June 30, 2017, the related assets and liabilities remained classified as held for sale, as some of the conditions precedent were not yet performed, including the approval by the CADE.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, which will be totally disbursed at the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the operation was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting. However, this transaction closing remains subject to approval of the CADE, and to the fulfillment of certain other customary conditions precedent. Therefore, the respective assets and liabilities remained classified as held for sale at June 30, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) the option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, the potential exercise of preemptive rights by current Iara partners, and other customary conditions precedent. Accordingly, the related assets and liabilities remained classified as held for sale at June 30, 2017.

9.2.Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with São Martinho group which establishes the merger of PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.3.Assets classified as held for sale

	Consolidated
	06.30.2017					12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	20	−	20	355
Trade receivables	−	−	406	−	406	667
Inventories	−	−	322	−	322	560
Investments	−	−	16	−	16	1,233
Property, plant and equipment	3,761	5	997	245	5,008	14,409
Others	−	−	999	−	999	1,445
Total	3,761	5	2,760	245	6,771	18,669

Liabilities on assets classified as held for sale (*)
Trade Payables	35	−	141	−	176	440
Finance debt	−	−	55	−	55	45
Provision for decommissioning costs	192	−	−	−	192	170
Others	−	−	278	−	278	950
Total	227	−	474	−	701	1,605

(*) As of June 30, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of Liquigás, Petroquímica Suape and Citepe,  interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of NTS, PCD, Guarani and Nova Fronteira.

9.4.Civil action filed by the Brazilian Federal Audit Court (TCU)

On March 15, 2017, after the Company’s revision of its divestments decision-making methodology, the Brazilian Federal Audit Court (Tribunal de Contas da União – TCU) dismissed the civil action filed on December 7, 2016, which prohibited Petrobras from commencing additional divestment projects. This decision enabled the Company to progress with two deals (sale of interests in Baúna and Tartaruga Verde fields and Saint Malo field located in U.S. Gulf of Mexico) and also to commence new divestment projects based on the revised methodology. However, the Company suspended its intention to progress with these two deals as they have not achieved their expected outcomes and due to a judicial injunction ordered by the Brazilian Federal Court in the state of Sergipe with respect to Baúna and Tartaruga Verde project.

On March 30, 2017, the Company’s Executive Board approved the new divestment portfolio, consisting of projects that follow the revised divestment methodology in compliance with the TCU’s decision.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Investments

10.1.Changes in investments (Parent Company)

	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 06.30.2017

Subsidiaries
PNBV(***)	68,167	1,999	65	3,690	1,208	−	−	75,129
PIB BV	20,076	−	−	(2,081)	546	1	−	18,542
TAG(****)	8,494	3,695	−	371	−	737	(1,178)	12,119
BR Distribuidora	7,294	−	−	297	−	−	−	7,591
Transpetro	3,879	−	−	277	17	−	(26)	4,147
PB-LOG	3,348	−	−	337	−	−	(872)	2,813
PBIO	1,350	38	−	80	(132)	28	−	1,364
Logigás	1,190	−	−	160	−	−	(215)	1,135
Gaspetro	952	−	−	58	−	−	(32)	978
Termomacaé Ltda	705	−	−	(613)	−	−	(20)	72
Breitener	633	−	−	11	−	−	(3)	641
Araucária Nitrogenados	194	116	70	(381)	−	−	−	(1)
Other subsidiaries	808	−	−	142	(1)	−	(23)	926
Joint operations	233	−	−	26	−	−	(8)	251
Joint ventures	314	112	−	(144)	−	4	(27)	259
Associates								−
Petrochemical associates	3,464	−	−	1,063	(63)	356	−	4,820
NTS	−	−	1,150	39			(36)	1,153
Other associates	71	−	−	16	−	−	(10)	76
	121,172	5,960	1,285	3,348	1,575	1,126	(2,450)	132,016
Other investments	19	−	−	−	−	−	−	19
Total investments	121,191	5,960	1,285	3,348	1,575	1,126	(2,450)	132,035
Provision for losses in subsidiaries				238
Results in investees transferred to assets held for sale				120
Results in equity-accounted investments				3,706

(*) It Includes unrealized profits from transactions between companies.
(**) Remaining 10% stake in NTS (R$ 452), including remeasurement by fair value (R$ 698).
(***) Capital contribution to PNBV to fund investment projects.
(****) Capital contribution to TAG to pay for loans to BNDES.

10.2.Changes in investments in joint ventures and associates (Consolidated)

	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 06.30.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,654	−	−	156	62	−	(317)	4,555
State-controlled natural gas distributors	1,076	−	−	118	−	−	(108)	1,086
Compañia Mega S.A. - MEGA	115	−	−	34	(1)	−	(37)	111
Petrochemical joint ventures	83			10	−		−	93
Other joint ventures	337	146	(18)	(164)	−	5	(28)	278
Associates
Nova Transportadora do Sudeste			1,150	39			(36)	1,153
Petrochemical associates	3,464	−	−	1,063	(63)	356	−	4,820
Other associates	169	−	(10)	11	1	−	(10)	161
Other investees	50	−	−	−	−	−	−	50
Total	9,948	146	1,122	1,267	(1)	361	(536)	12,307

Results in investees transferred to assets held for sale				(40)
Results in equity-accounted investments				1,227

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.3.Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2017	12.31.2016	Type	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Associate
Braskem S.A.	212,427	212,427	Common	29.79	29.99	6,328	6,371
Braskem S.A.	75,762	75,762	Preferred A	34.20	34.25	2,591	2,595
						8,919	8,966

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2017, the quoted market value of the Company’s investment in Braskem was R$ 8,919, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on its value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.	Property, plant and equipment

11.1.By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2016	23,821	288,539	146,861	170,610	629,831	442,439
Additions	361	3,223	41,337	720	45,641	33,657
Additions to / review of estimates of decommissioning costs	−	−	−	3,113	3,113	2,868
Capitalized borrowing costs	−	−	5,982	−	5,982	4,470
Write-offs	(210)	(465)	(4,689)	(153)	(5,517)	(5,210)
Transfers (***)	1,479	16,645	(55,069)	20,570	(16,375)	(5,516)
Depreciation, amortization and depletion	(1,479)	(26,102)	−	(20,422)	(48,003)	(36,742)
Impairment recognition	(1,036)	(12,652)	(1,510)	(6,357)	(21,555)	(13,709)
Impairment reversal	−	2,511	−	584	3,095	2,514
Cumulative translation adjustment	(180)	(15,128)	(7,210)	(1,818)	(24,336)	−
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Cost	32,589	415,663	125,702	262,886	836,840	624,946
Accumulated depreciation, amortization and depletion	(9,833)	(159,092)	−	(96,039)	(264,964)	(200,175)
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Additions	3	1,124	18,303	25	19,455	14,075
Additions to / review of estimates of decommissioning costs	−	−	−	96	96	44
Capitalized borrowing costs	−	−	3,073	−	3,073	2,261
Write-offs	(1)	(6)	(894)	(63)	(964)	(948)
Transfers (***)	775	9,243	(15,681)	6,516	853	(248)
Depreciation, amortization and depletion	(698)	(11,149)	−	(8,882)	(20,729)	(15,995)
Impairment recognition	(7)	(138)	(166)	−	(311)	(91)
Cumulative translation adjustment	19	1,124	653	97	1,893	−
Balance at June 30, 2017	22,847	256,769	130,990	164,636	575,242	423,869
Cost	33,293	426,109	130,990	269,652	860,044	639,545
Accumulated depreciation, amortization and depletion	(10,446)	(169,340)	−	(105,016)	(284,802)	(215,676)
Balance at June 30, 2017	22,847	256,769	130,990	164,636	575,242	423,869

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2016 includes transfers to assets held for sale.

In addition to the capital commitments previously reported and in line with the investments foreseen in the Strategic Plan and the 2017-2021 Business and Management Plan, in the first half of 2017 the Company entered into agreements for the acquisition and construction of property, plant and equipment, including the contract for the conclusion of the hull conversion of FPSO P-76, in the amount of R$ 1,644, and the contract for the supply of flexible pipelines for the production, gas lifting and water injection in many pre-salt projects, in the total amount of R$ 1,970, expiring in March 2018 and May 2022, respectively.

At June 30, 2017, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 398 and R$ 6,130, respectively (R$ 407 and R$ 6,004 at December 31, 2016).

11.2.Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of June 30, 2017, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the final amount to be established for this agreement is not defined. The beginning of negotiation with the Brazilian Federal Government, which is expected to occur in the third quarter of 2017, still depends on the conclusion of the appraisals by independent experts engaged by both parties and the issuance of the respective reports.

On October 21, 2016, the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board’s decisions through opinions about related matters. This committee is composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

12.	Intangible assets

12.1.By class of assets

	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2016	9,516	308	1,131	1,117	12,072	9,133
Addition	39	53	204	−	296	208
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(523)	−	(4)	−	(527)	(177)
Transfers	(44)	(15)	(1)	(332)	(392)	(7)
Amortization	(78)	(120)	(342)	−	(540)	(407)
Impairment recognition	(7)	−	−	−	(7)	−
Cumulative translation adjustment	(178)	(4)	(4)	(67)	(253)	−
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Cost	9,367	1,587	3,941	718	15,613	12,459
Accumulated amortization	(642)	(1,365)	(2,943)	−	(4,950)	(3,695)
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Addition	39	20	84	−	143	104
Capitalized borrowing costs	−	−	7	−	7	7
Write-offs	(15)	−	(7)	−	(22)	(21)
Transfers	(5)	−	5	−	−	4
Amortization	(33)	(47)	(162)	−	(242)	(185)
Impairment recognition	(16)	−	−	−	(16)	−
Cumulative translation adjustment	15	−	−	2	17	−
Balance at June 30, 2017	8,710	195	925	720	10,550	8,673
Cost	9,359	1,604	4,014	720	15,697	12,528
Accumulated amortization	(649)	(1,409)	(3,089)	−	(5,147)	(3,855)
Balance at June 30, 2017	8,710	195	925	720	10,550	8,673
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

13.	Impairment

The Company’s assets are tested for impairment annually, or whenever there is an indication that their carrying amount may not be recoverable.

In the first half of 2017, impairment losses (net of reversals) amounted R$ 207 and were recognized within other income and expenses, mainly reflecting:

a) Araucaria Nitrogenados - write down to the recoverable amount of assets relating to the wholly-owned subsidiary Araucaria Nitrogenados S.A. Indications of impairment were identified during this period, such as lower sales volume and prices, as well as higher production costs. Therefore, the Company assessed the related assets for impairment and, as a result, an impairment charge of R$ 219 was recognized. Cash flow projections were based on financial budget and forecasts approved by the management and a post-tax real discount rate of 6.6% p.a. at June 30, 2017 (7.8% p.a. in 2016) derived for the weighted average cost of capital (WACC) for the fertilizer business.

b) COMPERJ - impairment losses of R$ 91 were recognized for constructions of the first refining unit of Comperj facilities which are also related to the natural gas processing plant (UPGN) necessary for the transport and processing of natural gas from the pre-salt layer of the Santos Basin; and

c) Petrochemical Complex - reversal of R$ 120 with respect to the lower difference between the exit price and the cost of the asset held for sale Suape Petrochemical Complex.

In the first half of 2016, impairment losses (net of reversals) were recognized in the amount of R$ 1,478, mainly due to (i) the reassessment of the Comperj project, which postponement has been confirmed to at least December 2020 (first refining unit), with efforts to seek new partnerships to resume the project, (ii) the interdependence between the infrastructure of UPGN and Comperj first refining unit and (iii) to Bijupirá and Salema fields.

14.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2017	12.31.2016
Property, plant and equipment
Opening Balance	16,728	20,310
Additions to capitalized costs pending determination of proved reserves	1,228	3,543
Capitalized exploratory costs charged to expense	(165)	(3,603)
Transfers upon recognition of proved reserves	(278)	(3,304)
Cumulative translation adjustment	14	(218)
Closing Balance	17,527	16,728
Intangible Assets	7,277	7,288
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,804	24,016
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Jun/2017	Jan-Jun/2016
Geological and geophysical expenses	568	704
Exploration expenditures written off (includes dry wells and signature bonuses)	324	1,810
Other exploration expenses	7	274
Total expenses	899	2,788
Cash used in:
Operating activities	587	812
Investment activities	1,374	2,214
Total cash used	1,961	3,026

15.	Trade payables
	Consolidated
	06.30.2017	12.31.2016
Third parties in Brazil	9,417	10,690
Third parties abroad	5,353	6,580
Related parties	2,231	1,511
Balance in current liabilities	17,001	18,781
16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at June 30, 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

In the first half of 2017, proceeds from financing totaled R$ 43,988, substantially reflecting: i) global notes issued in the capital market in the amount of R$ 26,445 and maturating in 2022, 2027 and 2044, of which R$ 23,698 were used to repurchase bonds previously issued by the Company; and ii) funds raised from the domestic and international banking market in the amount of R$ 11,027 with 5 years term, used to pre-pay finance debt.

A roll-forward schedule of non-current debt is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	−	(342)	−	−	(342)
Additions (new funding obtained)	−	1,543	−	−	1,543
Interest incurred during the period	−	1,045	1	−	1,046
Foreign exchange/inflation indexation charges	−	(5,277)	194	5	(5,078)
Transfer to current liabilty	−	(24,394)	(471)	(8)	(24,873)
Transfer to liabilities associated with assets classified as held for sale	−	(21)	−	−	(21)
Balance as of December 31, 2016	−	68,990	6,458	65	75,513
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(2,210)	(17,565)	(30,304)	(303)	(50,382)
Additions (new funding obtained)	−	24,956	33,450	−	58,406
Interest incurred during the period	13	60	178	30	281
Foreign exchange/inflation indexation charges	(617)	(4,117)	(1,931)	(80)	(6,745)
Transfer to current liabilty	(3,373)	(14,472)	(36,659)	(390)	(54,894)
Transfer to liabilities associated with assets classified as held for sale	−	−	(1,061)	−	(1,061)
Balance as of December 31, 2016	11,951	109,781	154,301	1,647	277,680
Total Balance as of December 31, 2016	11,951	178,771	160,759	1,712	353,193

Non-current
In Brazil
Opening balance at January 1, 2017	−	68,990	6,458	65	75,513
Cumulative translation adjustment (CTA)	−	42	−	−	42
Additions (new funding obtained) (*)	−	7,575	−	−	7,575
Interest incurred during the period	−	494	1	−	495
Foreign exchange/inflation indexation charges	−	(164)	52	−	(112)
Transfer to current liabilty	−	(14,381)	(232)	(4)	(14,617)
Balance as of June 30, 2017	−	62,556	6,279	61	68,896
Abroad
Opening balance at January 1, 2017	11,951	109,781	154,301	1,647	277,680
Cumulative translation adjustment (CTA)	99	1,166	2,331	20	3,616
Additions (new funding obtained)	727	4,035	26,444	−	31,206
Interest incurred during the period	3	38	970	14	1,025
Foreign exchange/inflation indexation charges	59	395	1,659	3	2,116
Transfer to current liabilty	(1,579)	(8,701)	(24,297)	(78)	(34,655)
Balance as of June 30, 2017	11,260	106,714	161,408	1,606	280,988
Total Balance as of June 30, 2017	11,260	169,270	167,687	1,667	349,884
(*) It does not include convertible debentures issued by NTS in the amount of R$ 5.20 billion (US$ 1.64 billion), as set out in note 9.1.

	Consolidated
Current	06.30.2017	12.31.2016
Short-term debt	1,047	1,167
Current portion of long-term debt	20,399	25,352
Accrued interest	4,466	5,277
Total	25,912	31,796

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.1.Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2017	2018	2019	2020	2021	2022 onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	3,173	8,656	11,292	15,694	10,971	24,806	74,592	64,287
Floating rate debt	1,991	6,528	9,792	14,253	9,542	19,681	61,787
Fixed rate debt	1,182	2,128	1,500	1,441	1,429	5,125	12,805
Average interest rate	8.6%	7.8%	7.7%	7.3%	7.1%	5.4%	7.3%

Financing in U.S. Dollars (US$):	10,175	21,514	40,438	24,322	47,904	130,494	274,847	297,083
Floating rate debt	7,216	19,926	35,428	18,690	8,155	45,395	134,810
Fixed rate debt	2,959	1,588	5,010	5,632	39,749	85,099	140,037
Average interest rate	4.5%	5.4%	5.5%	5.8%	5.5%	6.6%	6.0%

Financing in R$ indexed to US$:	144	280	271	271	271	260	1,497	1,541
Floating rate debt	33	64	64	64	64	53	342
Fixed rate debt	111	216	207	207	207	207	1,155
Average interest rate	3.8%	3.8%	3.7%	3.6%	3.3%	2.6%	3.6%

Financing in Pound Sterling (£):	181	77	−	−	−	7,371	7,629	7,638
Fixed rate debt	181	77	−	−	−	7,371	7,629
Average interest rate	6.1%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	151	302	−	−	−	−	453	498
Floating rate debt	151	302	−	−	−	−	453
Average interest rate	0.5%	0.5%	−	−	−	−	0.5%

Financing in Euro (€):	108	255	2,558	740	2,817	10,276	16,754	17,836
Floating rate debt	4	−	−	572	−	−	576
Fixed rate debt	104	255	2,558	168	2,817	10,276	16,178
Average interest rate	3.9%	4.3%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	24	−	−	−	−	−	24	24
Fixed rate debt	24	−	−	−	−	−	24
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of June 30, 2017	13,956	31,084	54,559	41,027	61,963	173,207	375,796	388,907
Average interest rate	5.3%	5.9%	5.9%	6.1%	5.7%	6.4%	6.1%

Total as of December 31, 2016	31,796	36,557	68,112	53,165	61,198	134,161	384,989	387,077
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of June 30, 2017 is 7.88 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into fair value hierarchy as follows:

•	Level 1 – quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 165,398 as of June 30, 2017 (R$ 151,582 as of December 31, 2016); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to R$ 223,509 as of June 30, 2017 (R$ 235,495 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.2.Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the six-month period ended June 30, 2017, the capitalization rate was 6.18% p.a. (5.38% p.a. for the same period in 2016).

16.3.Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	250	50
Total				2,800	250	2,550
In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	255	240	15
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,510	7,368
Transpetro	BNDES	1/31/2007	Not defined	2,011	636	1,375
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	159	74	85
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				12,632	3,460	9,172

16.4.Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 18.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

17.	Leases

17.1.Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	210	(120)	90	85	(47)	38
2018 - 2021	1,573	(813)	760	573	(292)	281
2022 and thereafter	2,372	(580)	1,792	1,359	(887)	472
As of June 30, 2017 (*)	4,155	(1,513)	2,642	2,017	(1,226)	791
Current			170			73
Non-current			2,472			718
As of June 30, 2017 (*)			2,642			791
Current			297			59
Non-current			4,506			736
As of December 31, 2016			4,803			795
(*) For information on termination of the finance lease contract related to Vitoria 10,000 drilling rig in 2017, see note 7.3.

17.2.Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated
2017	17,754
2018	25,034
2019	18,763
2020	17,803
2021	18,636
2022 and thereafter	204,088
As of June 30, 2017 (*)	302,078

As of December 31, 2016	315,865

,

As of June 30, 2017, the balance of estimated future minimum lease payments under operating leases includes R$ 167,975 in the Consolidated (R$ 161,884 on December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the six-month period ended June 30, 2017, the Company recognized expenditures of R$ 16,739 (R$ 17,869 in the same period of 2016) for operating leases installments.

18.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must prior assess transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities), as well as transactions with entities controlled by key management personnel or by their close family members, with monthly reporting of these assessments to the Board of Directors, for transactions that meet the materiality criteria established in CVM Instruction 480/09.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are in the scope of Board of Directors approval, must be preceded by the Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The Related-Party Transactions Policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.1.Commercial transactions by operation with companies of the Petrobras’ group (parent company)

			06.30.2017		12.31.2016
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	9,398	−	9,398	10,031	−	10,031
Dividends receivable	2,051	−	2,051	3,045	−	3,045
Intercompany loans	−	41	41	−	225	225
Capital increase (advance)	−	−	−	−	3,882	3,882
Amounts related to construction of natural gas pipeline	−	995	995	−	1,126	1,126
Finance leases	101	910	1,011	98	914	1,012
Other operations	501	451	952	558	425	983
Assets held for sale	421	−	421	702	−	702
Total	12,472	2,397	14,869	14,434	6,572	21,006

Liabilities
Finance leases	(1,101)	(4,241)	(5,342)	(1,096)	(4,452)	(5,548)
Intercompany loans	−	(16,129)	(16,129)	−	(28,903)	(28,903)
Prepayment of exports	(28,284)	(106,903)	(135,187)	(28,115)	(101,011)	(129,126)
Accounts payable to suppliers	(11,266)	−	(11,266)	(12,116)	−	(12,116)
Purchases of crude oil, oil products and others	(7,339)	−	(7,339)	(6,373)	−	(6,373)
Affreightment of platforms	(3,250)	−	(3,250)	(5,282)	−	(5,282)
Advances from clients	(677)	−	(677)	(461)	−	(461)
Total	(40,651)	(127,559)	(168,210)	(41,327)	(134,366)	(175,693)

Profit or Loss					Jan-Jun/2017	Jan-Jun/2016
Revenues, mainly sales revenues					64,530	62,698
Foreign exchange and inflation indexation charges					(2,936)	(3,915)
Financial income (expenses), net					(5,498)	(6,349)
Total					56,096	52,434

18.2.Commercial transactions with companies of the Petrobras’ group (parent company)

	Income (expense)		06.30.2017			12.31.2016	06.30.2017			12.31.2016
	Jan-Jun/2017	Jan-Jun/2016	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	32,958	38,849	1,480	−	1,480	2,259	(240)	−	(240)	(211)
PIB BV	10,218	1,799	4,374	117	4,491	4,395	(29,609)	(123,033)	(152,642)	(158,760)
Gaspetro	3,561	3,369	1,077	104	1,181	849	(490)	−	(490)	(291)
PNBV	1,115	1,722	1,724	13	1,737	1,880	(4,143)	−	(4,143)	(5,891)
Transpetro	461	506	564	207	771	1,169	(1,159)	−	(1,159)	(1,093)
Logigás	33	(125)	26	995	1,021	1,368	(115)	−	(115)	(205)
Thermoelectrics	(80)	(136)	52	38	90	322	(237)	(870)	(1,107)	(1,103)
Fundo de Investimento Imobiliário	(106)	(167)	66	−	66	66	(315)	(1,411)	(1,726)	(1,723)
TAG	207	(787)	1,327	910	2,237	5,942	(2,078)	−	(2,078)	(1,938)
Other subsidiaries	1,156	1,721	1,274	10	1,284	2,272	(702)	−	(702)	(1,634)
Total Subsidiaries	49,523	46,751	11,964	2,394	14,358	20,522	(39,088)	(125,314)	(164,402)	(172,849)
Structured Entities
PDET Off Shore	(63)	(53)	−	−	−	−	(298)	(642)	(940)	(888)
CDMPI	(90)	(103)	−	−	−	−	(361)	(1,317)	(1,678)	(1,876)
Total Structured Entities	(153)	(156)	−	−	−	−	(659)	(1,959)	(2,618)	(2,764)
Associates
Companies from the petrochemical sector	6,709	5,812	233	−	233	412	(56)	−	(56)	(72)
Other associates	17	27	275	3	278	72	(848)	(286)	(1,134)	(8)
Total Associates	6,726	5,839	508	3	511	484	(904)	(286)	(1,190)	(80)
Total	56,096	52,434	12,472	2,397	14,869	21,006	(40,651)	(127,559)	(168,210)	(175,693)
(*) Includes its subsidiaries and joint ventures.

18.3.Annual rates for intercompany loans

			Parent Company
	Assets		Liabilities
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
From 5.01% to 7%	−	77	(16,129)	(28,903)
From 7.01% to 9%	−	100	−	−
More than 9.01%	41	48	−	−
Total	41	225	(16,129)	(28,903)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.4.Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	06.30.2017	12.31.2016
Other receivables	9,124	11,301
Assignment of receivables	(20,461)	(23,121)

	Jan-Jun/2017	Jan-Jun/2016
Finance income FIDC-NP	594	434
Finance expense FIDC-NP	(1,143)	(1,241)
Net finance income (expense)	(549)	(807)

18.5.Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	06.30.2017						12.31.2016
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2017	−	−	−	−	1	1	6,374
2018	918	6,616	8,324	−	1,086	16,944	20,935
2019	8,241	17,864	7,526	−	675	34,306	45,463
2020	6,972	17,633	1,449	−	6,660	32,714	41,270
2021	42,530	−	662	−	5,421	48,613	47,950
2022	12,260	4,135	−	4,291	2,087	22,773	9,008
2023 and thereafter	92,070	34,687	8,249	−	1,518	136,524	116,870
Total	162,991	80,935	26,210	4,291	17,448	291,875	287,870
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into 2 finance agreements with China Development Bank (CDB), maturing in 2019 and 2026, which are collateralized based on future oil exports for specific buyer, limited to 300 thousand barrels per day up to 2019 and 200 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt. PGT, a wholly-owned subsidiary of Petrobras, guarantees these financing operations.

18.6.Investment fund of subsidiaries abroad

As of June 30, 2017, a subsidiary of PIB BV had R$ 4,478 (R$ 10,389 as of December 31, 2016) invested in an investment fund abroad that held debt securities of PGF and of consolidated structured entities, mainly with respect to the following projects: CDMPI, Charter and PDET.

18.7.Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Jun/2017	06.30.2017		Jan-Jun/2016	12.31.2016
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	3,424	1,126	444	3,242	803	226
Petrochemical companies	6,446	236	66	5,806	426	88
Other associates and joint ventures	(456)	712	2,007	813	580	1,245
Subtotal	9,414	2,074	2,517	9,861	1,809	1,559

Government entities
Government bonds	227	4,712	−	225	3,628	−
Banks controlled by the Brazilian Government	(2,589)	15,441	52,245	(6,035)	13,408	64,727
Receivables from the Electricity sector (note 7.4)	1,291	16,515	22	1,750	16,042	8
Petroleum and alcohol account - receivables from Brazilian government	3	828	−	8	875	−
Others	434	249	526	276	1,326	1,081
Subtotal	(634)	37,745	52,793	(3,776)	35,279	65,816
Pension plans	−	165	162	−	158	324
Total	8,780	39,984	55,472	6,085	37,246	67,699

Revenues, mainly sales revenues	12,168			11,201
Purchases and services	(1,598)			(124)
Foreign exchange and inflation indexation charges, net	573			(898)
Finance income (expenses), net	(2,363)			(4,094)
Current assets		8,562			9,979
Non-current assets		31,422			27,267
Current liabilities			5,514			13,157
Non-current liabilities			49,958			54,542
Total	8,780	39,984	55,472	6,085	37,246	67,699

18.8Compensation of employees and key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

			Jan-Jun/2017		Jan-Jun/2016
	Officers	Board (members and alternates)	Total	Officers	Board (members and alternates)	Total
Wages and short-term benefits	6.5	0.5	7.0	6.0	0.7	6.7
Social security and other employee-related taxes	1.8	0.1	1.9	1.7	0.1	1.8
Post-employment benefits (pension plan)	0.6	−	0.6	0.6	−	0.6
Benefits due to termination of tenure	−	−	−	0.1	−	0.1
Total compensation recognized in the statement of income	8.9	0.6	9.5	8.4	0.8	9.2
Average number of members in the period (*)	8.00	9.00	17.00	7.50	13.00	20.50
Average number of paid members in the period (**)	8.00	6.50	14.50	7.50	10.67	18.17
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2017, the Company recognized the amount of R$ 38.0 as compensation of the Board Members and executive officers of the Petrobras group (R$ 38.0 in the first half of 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated in respect of the Audit Committee. The total compensation concerning these members totaled R$ 101 thousand in the first half of 2017 (R$ 121 thousand with Social security and related charges).

The general meeting, held on April 27, 2017, fixed monthly compensation of Audit Committee members to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.	Provision for decommissioning costs
	Consolidated
Non-current liabilities	06.30.2017	12.31.2016
Opening balance	33,412	35,728
Adjustment to provision	96	(1,785)
Transfers related to liabilities held for sale	(15)	(60)
Payments made	(1,036)	(2,606)
Interest accrued	1,204	2,290
Others	13	(155)
Closing balance	33,674	33,412

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

20.	Taxes

20.1.Income taxes and other taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2017	12.31.2016	06.30.2017	12.31.2016	06.30.2017
Taxes in Brazil
Income taxes	2,115	1,938	154	364	−
Income taxes - Tax settlement programs (*)	−	−	1,941	−	2,922
	2,115	1,938	2,095	364	2,922
Taxes abroad	98	23	67	48	−
Total	2,213	1,961	2,162	412	2,922
(*) See note 20.2 for detailed information.

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,142	3,156	2,357	2,202	3,368	3,513	−	−
Current / Deferred PIS and COFINS	2,353	2,314	7,503	7,374	1,566	1,509	−	−
CIDE	33	71	−	−	371	386	−	−
Production taxes	−	−	−	−	3,620	4,015	−	−
Withholding income taxes	−	−	−	−	309	1,584	−	−
REFIS and PRORELIT	−	−	−	−	−	90	−	−
Others	560	540	283	623	597	621	119	65
Total in Brazil	6,088	6,081	10,143	10,199	9,831	11,718	119	65
Taxes abroad	60	111	38	37	94	108	−	−
Total	6,148	6,192	10,181	10,236	9,925	11,826	119	65

(*) Other non-current taxes are classified as other non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.Tax settlement programs

The Company joined the Tax Settlement Program (Programa de Regularização Tributária - PRT) and the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT) created under Provisional Measures 766/2017 and 783/2017, respectively, with the main goal of settling legal proceedings, for which outflows of resources were probable, along with the benefits provided for these programs.

The amounts in the scope of these programs totaled R$ 8,201 (PRT-R$ 1,660 and PERT-R$ 6,541) that, after tax, penalties and interests reliefs, the respective liabilities carried on the statement of financial position as of June 30, 2017 amounted R$ 6,016, as shown below:

		Settlement
	Tax liabilities	In cash	Tax losses used	Total	06.30.2017
PRT
Income taxes	1,061	(212)	(342)	(554)	507
Others	599	(120)	(479)	(599)	−
	1,660	(332)	(821)	(1,153)	507
PERT
Income taxes	4,356	−	−	−	4,356
Total	6,016	(332)	(821)	(1,153)	4,863
Current					1,941
Non-current					2,922

20.2.1.Tax Settlement Program (Programa de Regularização Tributária - PRT)

The PRT enabled reliefs to settle tax and non-tax debts overdue up to November 30, 2016 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office).

The Company joined the program to settle, principally, proceedings at administrative level totaling R$ 1,660, for which outflow of resources were probable, related to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation.

After assessing the reliefs provided by the PRT, the Company decided to settle the total debt of these tax disputes (R$ 1,660) with the benefit of using tax loss carry forwards to pay R$ 1,328, of which R$ 821 was already used at June 30, 2017 and R$ 507 will be used in up to 12 months. The remaining R$ 332 was settled in a lump sum payment.

After joining the PRT in May 2017, the Company recognized a reversal of provision for legal proceedings recognized for this matter in the amount of R$ 1,560. The impacts of this program within the Company’s statement of income amounted R$ 264 after tax effects, as shown in note 20.2.3.

20.2.2.Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT)

The PERT enabled reliefs to settle tax and non-tax debts overdue up to April 30, 2017 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office), including amounts under disputes involving these authorities.

The Company elected to join the PERT to settle the legal proceeding, in the amount of R$ 6,541, with respect to a notice of deficiency issued due to the use of expenses arising from the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008, as deductible in determining taxable profit. The TFC represents a commitment to cover obligations due to participants’ accepted changes in the plan benefits and disputes resolved at that period.

The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable.

The Company was not able to use tax loss carry forwards to settle this amount as this tax dispute was in the scope of the National Treasury Attorney's Office. Accordingly, an assessment of the other reliefs was performed and, as a result, the Company decided to settle this tax dispute, totaling R$ 6,541, by paying R$ 4,356, which takes into account the benefits reliefs on interests, penalties and related charges reliefs. Of this amount, R$ 1,308 were settled in cash in August 2017, and the remaining R$ 3,048 will be settled through 145 monthly installments bearing interest at Selic interest rate (Brazilian short-term interest rate), of which the first one will mature in January 2018.

Accordingly, the Company recognized R$ 5,970 within the statement of income, net of reversals of deferred income tax assets for unused tax losses from 2012 to 2017 amounting to R$ 2,287, as shown in note 20.2.3.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.3.Impacts of tax settlement programs (PRT and PERT) within statement of income

			Jan-Jun/2017
	PRT	PERT	Total
Other taxes	(544)	(1,754)	(2,298)
Finance expenses	(802)	(872)	(1,674)
Income taxes - notice of deficiency	(314)	(1,730)	(2,044)
Total - after reliefs	(1,660)	(4,356)	(6,016)
Income taxes - deductible expenses	(164)	673	509
Other income and expenses - reversal of provision (*)	1,560	−	1,560
Total	(264)	(3,683)	(3,947)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(2,287)	(2,287)
Impacts within the statement of income	(264)	(5,970)	(6,234)

(*)A portion of this provision was recognized within the statement of income in the first quarter 2017 in the amount of R$ 627.

20.3.Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2017, the Company elected to settle in cash VAT (ICMS) debts administered by the State of Amazonas and Ceará by joining states amnesty settlement programs under Law No. 4,446/2017 and Law No. 16,259/2017, being exempted of paying interests and penalties. Accordingly, the Company charged R$ 129 as other taxes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.4.Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry since March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.5.Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2016	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584
Recognized in the statement of income for the year	3,792	(2,161)	(1,192)	108	663	(362)	19	1,731	682	3,280
Recognized in shareholders’ equity(****)	-	-	(17,089)	992	-	(10)	-	3,485	-	(12,622)
Cumulative translation adjustment	-	(77)	47	-	5	(190)	-	(13)	(43)	(271)
Others (**)	-	250	(47)	(28)	(84)	(119)	-	(77)	316	211
Balance at December 31, 2016	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the period (***)	796	(2,976)	(1,785)	(123)	106	215	(332)	(482)	(658)	(5,239)
Recognized in shareholders’ equity(****)	−	−	(859)	−	−	−	−	−	−	(859)
Cumulative translation adjustment	−	11	(1)	−	−	55	−	−	(1)	64
Use of tax credits	−	−	−	−	−	(821)	−	−	−	(821)
Others	−	(550)	−	126	2	340	−	−	82	−
Balance at June 30, 2017	(35,722)	(460)	8,801	(291)	3,784	19,473	1,066	9,325	351	6,327

Deferred tax assets										14,038
Deferred tax liabilities										(856)
Balance at December 31, 2016										13,182

Deferred tax assets										9,853
Deferred tax liabilities										(3,526)
Balance at June 30, 2017										6,327

(*) Mainly includes impairment adjustments and capitalized borrowing costs.

(**) Includes R$ 249 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.

(***) It does not include R$ 160 relating to deferred income taxes of companies when classified as held for sale.

(****) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 31.2.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.6.Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Net income before income taxes	13,897	1,364
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,725)	(464)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	833	990
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(69)	(468)
Tax incentives	280	82
Tax loss carryforwards (unrecognized tax losses)	(124)	(389)
Non-taxable income (non-deductible expenses), net (**)	(965)	(539)
Tax settlement programs (***)	(4,331)
Others	303	(58)
Income taxes expense	(8,798)	(846)

Deferred income taxes	(5,399)	2,702
Current income taxes	(3,399)	(3,548)
Total	(8,798)	(846)

Effective tax rate of income taxes	63.3%	62.0%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

(**) Includes results in equity-accounted investments and expenses relating to health care plan.

(***)  Income taxes in the scope PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.3.

21.	Employee benefits (Post-Employment)

21.1.Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2016	23,185	277	26,369	343	50,174
(+) Remeasurement effects recognized in OCI	9,667	563	7,166	53	17,449
(+) Costs incurred in the year	3,566	115	4,238	82	8,001
(-) Contributions paid	(672)	−	(1,224)	(32)	(1,928)
(-) Payments related to the Term of Financial Commitment (TFC)	(706)	−	−	−	(706)
Others	−	−	−	(322)	(322)
Balance at December 31, 2016	35,040	955	36,549	124	72,668
Current	1,344	−	1,328	−	2,672
Non-current	33,696	955	35,221	124	69,996
Balance at December 31, 2016	35,040	955	36,549	124	72,668
(+) Costs incurred in the period	2,007	123	2,206	16	4,352
(-) Contributions paid	(329)	−	(675)	(2)	(1,006)
(-) Payments related to the Term of Financial Commitment (TFC)	(358)	−	−	−	(358)
Others	−	−	−	(3)	(3)
Balance at June 30, 2017	36,360	1,078	38,080	135	75,653
Current	1,337	−	1,328	−	2,665
Non-current	35,023	1,078	36,752	135	72,988
Balance at June 30, 2017	36,360	1,078	38,080	135	75,653

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	144	71	255	7	477
Net interest cost over net liabilities / (assets)	1,863	52	1,951	9	3,875
Net costs for Jan-Jun/2017	2,007	123	2,206	16	4,352

Related to active employees:
Included in the cost of sales	377	64	420	1	862
Included in operating expenses	166	39	214	13	432
Related to retired employees	1,464	20	1,572	2	3,058
Net costs for Jan-Jun/2017	2,007	123	2,206	16	4,352
Net costs for Jan-Jun/2016	1,783	58	2,120	62	4,023

Petros’ financial statements for 2016 were approved by the Executive Council of Petros on May 26, 2017 and presented an accumulated deficit of R$ 26.7 billion (R$ 22.6 billion accumulated until 2015) in the Petros Plan of the Petrobras Group, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

On July 19, 2017, the Superintendency of Post-retirement Benefits (PREVIC) issued the Conduct Adjustment Declaration (TAC) for Petros, determining a deadline for the implementation of its plan for reduction of the accumulated deficit by the end of 2015. The amount to be settled and the payment conditions will be subject to the approval of the Executive Council of Petros and, thereafter, Petrobras must submit it to the approval of Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

The beginning of the additional contributions from participants and sponsors is expected to occur in 2017, provided that all the aforementioned steps have been met.

As of June 30, 2017, the Company had pledged crude oil and oil products volumes totaling R$ 6,906 as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,449 as of December 31, 2016).

In the six-month period ended June 30, 2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 446 (R$ 416 in the same period of 2016) recognized in the statement of income.

21.2.Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the first half of 2017

Based on the estimates in the first half of 2017, the Company recognized as other income and expenses:

Jan-Jun/2017

Consolidated net income attributable to shareholders of Petrobras	4,765
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - Subsidiaries in Brasil	298

(*)  The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.3.Voluntary Separation Incentive Plan

From January 2014 to June 30, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(15,750)	(2,564)	1,185
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,479)	(396)	288
	21,662	(17,229)	(2,960)	1,473

As of June 30, 2017 changes in the provision are set out as follows:

	Consolidated
	06.30.2017	12.31.2016
Opening Balance	2,644	777
Enrollments	−	4,117
Revision of provisions	(669)	(35)
Separations in the period	(1,439)	(2,215)
Closing Balance	536	2,644
Current	536	2,644
Non-current	−	−

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.	Shareholders’ equity

22.1.Share capital

As of June 30, 2017 and December 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.Other comprehensive income

In the first half of 2017, the Company principally recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment credit of R$ 1,470, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real. In addition, the sale of Petrobras Chile and Guarani (see note 9.1) triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the statement of income within other income and expenses, totaling R$ 116.

•

Foreign exchange rate variation gains of R$ 1,665, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At June 30, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is R$ 23,454 (see note 31.2).

22.3.Earnings (losses) per share

	Consolidated and Parent Company
			Jan-Jun/2017			Jan-Jun/2016
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Net income (loss) attributable to shareholders of Petrobras	2,719	2,046	4,765	(500)	(376)	(876)
Basic and diluted denominator
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share (R$ per share)	0.37	0.37	0.37	(0.07)	(0.07)	(0.07)

23.	Sales revenues
	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Gross sales	170,758	180,306
Sales taxes (*)	(35,397)	(38,649)
Sales revenues (**)	135,361	141,657
Diesel	38,345	45,894
Automotive gasoline	26,769	28,603
Liquefied petroleum gas	5,563	5,149
Jet fuel	4,720	4,366
Naphtha	4,515	3,967
Fuel oil (including bunker fuel)	1,870	2,065
Other oil products	5,688	5,669
Subtotal oil products	87,470	95,713
Natural gas	7,506	7,210
Ethanol, nitrogen products and renewables	5,638	6,622
Electricity	3,959	3,369
Services and others	1,353	1,544
Domestic market	105,926	114,458
Exports	21,446	11,892
Sales abroad (***)	7,989	15,307
Foreign market	29,435	27,199
Sales revenues (**)	135,361	141,657

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).

(**) Sales revenues by business segment are set out in note 28.

(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

In the first half of 2017, sales from transactions with two customers reached approximately 10 % or more of the Company’s sales revenue, totaling R$ 12,697 (R$ 13,643 in the first half of 2016) and R$ 12,034 (R$ 14,437 in the first half of 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

24.	Other income and expenses
	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Pension and medical benefits - retirees	(3,058)	(2,478)
Unscheduled stoppages and pre-operating expenses	(2,583)	(4,174)
Allowance for impairment of other receivables	(1,363)	(142)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,163)	(2,574)
Institutional relations and cultural projects	(304)	(432)
Profit sharing	(298)	−
Impairment (losses) / reversals	(207)	(1,478)
Operating expenses with thermoelectric power plants	(158)	(208)
Reclassification of cumulative translation adjustments - CTA	(116)	−
Health, safety and environment	(100)	(157)
Amounts recovered from Lava Jato investigation	89	79
Government grants	127	269
Expenses / Reimbursements from E&P partnership operations	662	1,123
Voluntary Separation Incentive Plan - PIDV	669	(1,213)
Gain on remeasurement of investment retained with loss of control	698	−
Ship/Take or Pay Agreements	956	359
Gains / (losses) on disposal/write-offs of assets (*)	5,685	(235)
Others	521	487
Total	57	(10,774)

(*) Includes returned areas and cancelled projects, as well as the divestment in NTS as set out in note 9.1.

25.	Costs and Expenses by nature
	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Raw material and products for resale	(28,077)	(35,336)
Materials, third-party services, freight, rent and other related costs	(26,482)	(29,329)
Depreciation, depletion and amortization	(21,148)	(24,598)
Employee compensation	(14,366)	(16,361)
Production taxes	(11,884)	(7,130)
Other taxes (*)	(3,360)	(988)
Unscheduled stoppages and pre-operating expenses	(2,583)	(4,174)
Allowance for impairment of trade receivables	(1,458)	(1,237)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,163)	(2,574)
Changes in inventories	(1,001)	(565)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(324)	(1,810)
Institutional relations and cultural projects	(304)	(432)
Impairment (losses) / reversals	(207)	(1,478)
Reclassification of cumulative translation adjustment - CTA	(116)	−
Health, safety and environment	(100)	(157)
Amounts recovered from Lava Jato investigation	89	79
Provision for debt acknowledgments of suppliers with subcontractors	698	−
Gains / (losses) on disposal/write-offs of assets (**)	5,685	(235)
Total	(106,101)	(126,325)
In the Statement of income
Cost of sales	(90,206)	(97,828)
Selling expenses	(6,279)	(7,441)
General and administrative expenses	(4,528)	(5,496)
Other taxes (*)	(3,360)	(988)
Exploration costs	(899)	(2,788)
Research and development expenses	(886)	(1,010)
Other income and expenses	57	(10,774)
Total	(106,101)	(126,325)

(*) Includes the impact of the Tax Settlement Programs in the amount of R$ 2,298.

(**)  Includes returned areas and cancelled projects as well as the divestment in NTS as set out note 9.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

26.	Net finance income (expense)
	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Debt interest and charges	(12,495)	(13,513)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(6,851)	(5,767)
Income from investments and marketable securities (Government Bonds)	874	913
Financial result on net debt	(18,472)	(18,367)
Capitalized borrowing costs	3,080	2,940
Gains (losses) on derivatives	275	(229)
Interest income from marketable securities	7	19
Unwinding of discount on the provision for decommissioning costs	(1,211)	(1,145)
Other finance expenses and income, net	(1,309)	322
Other foreign exchange gains (losses) and indexation charges, net	1,040	1,706
Net finance income (expenses)	(16,590)	(14,754)
Income	1,984	1,650
Expenses	(12,813)	(12,284)
Foreign exchange gains (losses) and indexation charges	(5,761)	(4,120)
Total	(16,590)	(14,754)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

27.	Supplemental information on statement of cash flows
	Consolidated
	Jan-Jun/2017	Jan-Jun/2016
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	1,535	2,002

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	167	88
Provision/(reversals) for decommissioning costs	96	34
Use of deferred tax and judicial deposit for the payment of contingency	980	156

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by Business Segment - 06.30.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,131	36,992	4,412	186	7,860	89,152	(14,298)	142,435
Non-current assets	439,074	130,995	58,314	796	10,311	27,922	(1,793)	665,619
Long-term receivables	23,536	11,700	8,287	423	3,316	21,893	(1,635)	67,520
Investments	4,616	4,916	2,688	52	16	19	−	12,307
Property, plant and equipment	403,264	113,802	46,284	321	6,252	5,477	(158)	575,242
Operating assets	296,882	99,613	37,987	310	5,368	4,250	(158)	444,252
Under construction	106,382	14,189	8,297	11	884	1,227	−	130,990
Intangible assets	7,658	577	1,055	−	727	533	−	10,550
Total Assets	457,205	167,987	62,726	982	18,171	117,074	(16,091)	808,054

Consolidated assets by Business Segment - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663
Total Assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Segment - 06.30.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	65,055	105,230	16,971	317	41,239	−	(93,451)	135,361
Intersegments	62,805	25,103	4,579	303	661	−	(93,451)	−
Third parties	2,250	80,127	12,392	14	40,578	−	−	135,361
Cost of sales	(42,786)	(91,213)	(11,987)	(343)	(38,370)	−	94,493	(90,206)
Gross profit (loss)	22,269	14,017	4,984	(26)	2,869	−	1,042	45,155
Income (Expenses)	(5,248)	(4,119)	3,561	(14)	(1,952)	(8,237)	114	(15,895)
Selling	(211)	(2,667)	(1,989)	(3)	(1,556)	20	127	(6,279)
General and administrative	(482)	(725)	(283)	(42)	(429)	(2,566)	(1)	(4,528)
Exploration costs	(899)	−	−	−	−	−	−	(899)
Research and development	(539)	(19)	(35)	−	(1)	(292)	−	(886)
Other taxes	(100)	(113)	(679)	(13)	(37)	(2,418)	−	(3,360)
Other income and expenses	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57
Net income (loss) before financial results and income taxes	17,021	9,898	8,545	(40)	917	(8,237)	1,156	29,260
Net finance income (expenses)	−	−	−	−	−	(16,590)	−	(16,590)
Results in equity-accounted investments	151	966	175	(63)	(1)	(1)	−	1,227
Net Income (loss) before income taxes	17,172	10,864	8,720	(103)	916	(24,828)	1,156	13,897
Income taxes	(5,787)	(3,365)	(2,905)	13	(312)	3,951	(393)	(8,798)
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net income (loss) attributable to:
Shareholders of Petrobras	11,371	7,530	5,624	(90)	604	(21,037)	763	4,765
Non-controlling interests	14	(31)	191	−	−	160	−	334
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Segment - 06.30.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	53,297	109,032	17,151	445	49,449	−	(87,717)	141,657
Intersegments	50,688	31,621	4,230	427	751	−	(87,717)	−
Third parties	2,609	77,411	12,921	18	48,698	−	−	141,657
Cost of sales	(42,435)	(80,965)	(13,177)	(493)	(45,705)	−	84,947	(97,828)
Gross profit	10,862	28,067	3,974	(48)	3,744	−	(2,770)	43,829
Expenses	(8,754)	(6,227)	(1,980)	(137)	(3,524)	(8,071)	196	(28,497)
Selling	(298)	(3,341)	(1,484)	(3)	(2,478)	(49)	212	(7,441)
General and administrative	(655)	(721)	(380)	(43)	(439)	(3,257)	(1)	(5,496)
Exploration costs	(2,788)	−	−	−	−	−	−	(2,788)
Research and development	(438)	(103)	(32)	(2)	−	(435)	−	(1,010)
Other taxes	(121)	(137)	(390)	(5)	(84)	(251)	−	(988)
Other income and expenses	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)
Net income (loss) before financial results and income taxes	2,108	21,840	1,994	(185)	220	(8,071)	(2,574)	15,332
Net finance income (expenses)	−	−	−	−	−	(14,754)	−	(14,754)
Results in equity-accounted investments	8	561	204	(2)	16	(1)	−	786
Net Income (loss) before income taxes	2,116	22,401	2,198	(187)	236	(22,826)	(2,574)	1,364
Income taxes	(717)	(7,425)	(678)	63	(75)	7,111	875	(846)
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net income (loss) attributable to:
Shareholders of Petrobras	1,557	15,184	1,302	(124)	159	(17,255)	(1,699)	(876)
Non-controlling interests	(158)	(208)	218	−	2	1,540	−	1,394
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

29.	Provisions for legal proceedings

29.1.Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales; and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York and (iv) compensation relating to an easement over a property; and

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	06.30.2017	12.31.2016
Labor claims	4,415	3,995
Tax claims	4,271	4,981
Civil claims	2,316	1,873
Environmental claims	213	194
Other claims	−	9
Total	11,215	11,052

	Consolidated
	06.30.2017	12.31.2016
Opening Balance	11,052	8,776
Additions	567	3,462
Use of provision	(979)	(2,213)
Accruals and charges	583	1,211
Others	(8)	(184)
Closing Balance	11,215	11,052

29.2.Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2017	12.31.2016
Tax	7,171	5,875
Civil	3,438	3,588
Labor	3,625	3,277
Environmental	526	275
Others	22	17
Total	14,782	13,032

29.3.Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of June 30, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Consolidated
Nature
Tax	154,175
Labor	25,502
Civil	35,953
Environmental	7,454
Total	223,084

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	52,679
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: The lawsuits are in administrative stages.	15,604
3) Income from subsidiaries and associates located outside Brazil not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages.	12,598
4) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,261
5) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,628

6) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,189
7) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,982
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,744

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,868
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,560
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,355
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

12) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	3,985
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	3,046
Plaintiff: States of RJ, SP, ES, BA, PE, MG and RS Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,006
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,852
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,765
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,894
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,728
Plaintiff: States of RJ, SP, SE and BA Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,515
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,192
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,059
22) Other tax matters	13,665
Total for tax matters	154,175

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	15,622
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,247
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

1,067
4) Other labor matters	7,566
Total for labor matters	25,502

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. Also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	7,772

2) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. Except for the arbitration regarding Tartaruga Verde and Tartaruga Mestiça fields, the others arbitrations have been suspended, as a result of judicial decisions. On the Lula and Cernanbi fields proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba fields proceeding, Petrobras made court-ordered judicial deposits. On the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. Recently, the Brazilian Judiciary Branch allowed the continuation of deposits of amounts when both parts agree with the calculation, and ruled that the arbitration proceeding goes on.

7,661
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete") through communications that failed to disclose the alleged corruption scheme. The District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed due to this appeal.	7,004
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust Regulator (CADE) has already analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,981
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The testimonial hearings were held and the arbitration merit is under its final allegations assessment.	1,323
6) Other civil matters	10,212
Total for civil matters	35,953

Description of environmental matters	Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,953
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,506
3) Other environmental matters	2,995
Total for environmental matters	7,454

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

29.4.Class action and related proceedings

29.4.1.Class action and related proceedings in USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”)—brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion.

On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. Petrobras and the other defendants moved in district court for a stay of all district court proceedings, which the district judge denied on June 24, 2016. Defendants then moved in the Second Circuit for a stay of all district court proceedings. On August 2, 2016, the Second Circuit granted Defendants’ motion. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On July 7, 2017, the Second Circuit overruled the class certification decision and ordered that the district judge reassess the issue.

The Second Circuit partially granted the Company’s appeal, reversing some aspects of the district court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the occurrence of the transactions in the United States could be determined through a common set of evidence.

On July 21, 2017, Petrobras filed a request for rehearing or en banc review with the Second Circuit.

Before the court proceedings were stayed, on June 27, 2016, the parties filed motions for summary judgment.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016.

On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

On June 19, 2017, Petrobras’ board of directors approved an agreement to settle Opt-out Claims in a case in the Eastern District of Pennsylvania filed by a group of affiliates of The Vanguard Group Inc. (“Vanguard”), No. 15-cv-6283.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Based on the settlements reached, and the status of certain other Opt-out Claims, the Company recognized a provision of US$ 445 million at June 30, 2017, of which the Company had previously provisioned US$ 372 million in 2016. The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

29.4.2.Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requested a hearing to discuss some aspects of the case.

Accordingly, on August 23, 2017, a hearing will be held at the District Court in Rotterdam to establish the timetable for proceedings.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules on this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensations as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages may only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,726 of which R$ 2,912 were still in force as of June 30, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,518 and bank guarantees of R$ 394.

31.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2017	12.31.2016	06.30.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(6,113)	(1,866)	27	(25)
Long position/Crude oil and oil products	86,588	88,303	−	−	2018
Short position/Crude oil and oil products	(92,701)	(90,169)	−	−	2018
Options - total (*)	(3,400)	120	−	−
Call/Crude oil and oil products	(600)	−	(2)	−	2018
Put/Crude oil and oil products	(2,800)	120	2	−	2018
Forward contracts - total			−	1
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 37	US$ 15	−	1	2017
Swap			125
Foreign currency / Cross-currency Swap (**)	GBP 700	−	125	−	2026

Derivatives designated for hedge accounting
Swap - total			(30)	(34)
Interest - Libor / Fixed rate (**)	US$ 358	US$ 371	(30)	(34)	2019

Total recognized in the Statement of Financial Position			122	(58)
(*) Notional value in thousands of bbl.
(**)Amounts in US$ and GBP are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2017	Jan-Jun/2016	Jan-Jun/2017	Jan-Jun/2016	06.30.2017	12.31.2016
Commodity derivatives	252	(166)	−	−	18	180
Foreign currency derivatives	31	(49)	−	16	−	−
Interest rate derivatives	(8)	(14)	1	(8)	−	−
	275	(229)	1	8	18	180
Cash flow hedge on exports (***)	(4,806)	(5,397)	2,524	48,876	−	−
Total	(4,531)	(5,626)	2,525	48,884	18	180
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2017 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(398)	(795)
Forward contracts	Foreign currency - depreciation BRL x USD	−	30	61
Options	Crude oil and oil products - price changes	−	(55)	(164)
		−	(423)	(898)
Derivatives designated for hedge accounting
Swap		4	(6)	(10)
Debt	Interest - LIBOR increase	(4)	6	10
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2017 / R$ x U.S. Dollar - a 0.2% appreciation of the Real / LIBOR Forward Curve - a 1.54% increase throughout the curve. Source: Focus and Bloomberg.

31.1.Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of June 30, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.3082 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of June 30, 2017
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2017 to March 2027	55,181	182,552

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,515	26,999
Exports affecting the statement of income	(2,360)	(7,504)
Principal repayments / amortization	(12,737)	(40,518)
Foreign exchange variation	−	2,282
Amounts designated as of June 30, 2017	55,181	182,552

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	35	26	31	64	91	97	95	61	62

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(88,320)	30,028	(58,292)
Recognized in shareholders' equity	40,327	(13,711)	26,616
Reclassified to the statement of income - occurred exports	8,819	(2,998)	5,821
Reclassified to the statement of income - exports no longer expected or not occurred	1,116	(380)	736
Balance at December 31, 2016	(38,058)	12,939	(25,119)
Recognized in shareholders' equity	(2,282)	775	(1,507)
Reclassified to the statement of income - occurred exports	4,806	(1,634)	3,172
Balance at June 30, 2017	(35,534)	12,080	(23,454)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 2 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2017 is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(5,491)	(10,531)	(7,302)	(5,611)	(5,026)	(5,699)	(3,024)	7,150	(35,534)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first half of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 06.30.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	11,149		(28)	2,787	5,575
Liabilities	(192,623)	Dollar/Real	477	(48,156)	(96,312)
Cash flow hedge on exports	182,552		(452)	45,638	91,276
	1,078		(3)	269	539
Liabilities	(474)	Yen/Dollar	(2)	(119)	(237)
	(474)		(2)	(119)	(237)
Assets	14		−	4	7
Liabilities	(168)	Euro/Real	4	(42)	(84)
	(154)		4	(38)	(77)
Assets	16,286	Euro/Dollar	(300)	4,072	8,143
Liabilities	(32,801)		605	(8,200)	(16,401)
	(16,515)		305	(4,128)	(8,258)
Assets	8	Pound/Real	−	2	4
Liabilities	(67)		1	(17)	(34)
	(59)		1	(15)	(30)
Assets	10,246	Pound/Dollar	(154)	2,562	5,123
Liabilities	(15,557)		234	(3,889)	(7,779)
Derivative - cross currency swap	3,010		(45)	752	1,505
	(2,301)		35	(575)	(1,151)
Total	(18,425)		340	(4,606)	(9,214)

⁽*⁾ On June 30, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.2% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.4% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 1.8% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.5% depreciation of the Pound Sterling / Real x Euro - a 2.1% appreciation of the Real / Real x Pound Sterling - a 1.8% appreciation of the Real. Source: Focus and Bloomberg.

31.3.Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.  In order to mitigate credits losses, the credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer. For information on allowance for impairment of trade and other receivables, see note 7.3.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

31.5.Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	06.30.2017	12.31.2016
Principal	9,556	30,801	55,139	41,602	62,535	178,812	378,445	390,227
Interest	10,817	21,644	19,557	16,673	13,219	114,233	196,143	190,352
Total	20,373	52,445	74,696	58,275	75,754	293,045	574,588	580,579

32.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
-	Level 3: inputs are unobservable inputs for the asset or liability.
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,730	−	−	3,730
Commodity derivatives	27	−	−	27
Foreign currency derivatives	−	125	−	125
Balance at June 30, 2017	3,757	125	−	3,882
Balance at December 31, 2016	2,557	1	−	2,558

Liabilities
Interest rate derivatives	−	(30)	−	(30)
Balance at June 30, 2017	−	(30)	−	(30)
Balance at December 31, 2016	(25)	(34)	−	(59)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates is set out in note 16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.	Subsequent events

Issuance of debentures

On July 26, 2017, the Board of Directors approved a restricted offering of non-convertible unsecured debentures under Instruction CVM No. 476/2009. This launch can reach R$ 5,000 through up to four series, with allocation of volumes among the series based on a book building process, of which R$ 800 must be allocated to the first or to first and second series combined (infrastructure debentures).

The Debentures will be distributed under the hybrid offering regime for the total amount of issuance, partially under firm underwriting, partially under the best efforts regime, by financial institutions authorized to operate in the securities distribution system. The final rates of the debentures will be defined after a book building process.

Prepayment of bank debt and new loan agreements

On July 31, 2017, the Company entered into a loan agreement with Safra Bank, in the amount of US$ 150 million maturing in 2022. On August 3, 2017, the Company also entered into a new loan agreement with The Bank of Tokyo-Mitsubishi UFJ Ltd, in the amount of US$ 500 million maturing in 2018, and prepaid a debt in the amount of US$ 333 million maturing in 2022, simultaneously.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

34.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of June 30, 2017
	Number of notes
Notes to the Financial Statements	Annual for 2016	Quarterly information for 2Q-2017
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Significant accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets and other changes in organizational structure	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employee benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Collateral for crude oil exploration concession agreements	32	30
Risk management	33	31
Fair value of financial assets and liabilities	34	32
Subsequent events	35	33

(*) Summary of significant accounting policies

The notes to the annual report 2016 that were suppressed in the 2Q-2017 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Petroleum and alcohol accounts - receivables from Federal Government	19.8
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer